UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-35247
CUSIP NUMBER 87582Y108

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tangoe, Inc.
Full Name of Registrant

Former Name if Applicable

35 Executive Boulevard
Address of Principal Executive Office (Street and Number)

Orange, CT 06477
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tangoe, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 Form 10-K”) within the prescribed time period for the following reasons.

As reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2016, the Board of Directors of the Company (the “Board”), upon the recommendation of the Audit Committee of the Board (the “Audit Committee”), determined that the Company will restate its financial statements for the years 2013 and 2014, all quarters therein, and the first three quarters of 2015.  The Company has concluded that it made errors in recognizing revenue and is revising its historical financial statements and revenue recognition policies for several categories of revenue.  In addition, the Company expects to make adjustments to certain non-revenue items in its historical financial statements consistent with its correction of revenue recognition errors, and to make other immaterial adjustments, including with respect to the reversal of certain stock-based compensation expense.

Because the Company is in the process of restating its financial statements as described above, the Company has not been able to complete the financial statements required to be included in the 2016 Form 10-K and, accordingly, is unable to file the 2016 Form 10-K within the prescribed time period.  The Company has completed its internal review of the financial statements for the periods being restated and has prepared unaudited financial statements for these periods.  In addition, the Company has completed its closing procedures and prepared interim financial statements for its quarters ending March 31, 2016, June 30, 2016 and September 30, 2016.  It is currently completing its closing procedures for its quarter ending December 31, 2016 and preparing financial statements for the full year 2016.  The Company is developing a plan for the completion of an audit by the Company’s independent registered public accounting firm of the restated and 2016 year-end financial statements and a review of applicable quarterly periods.  Presently, the Company is unable to estimate a date by which all of the above procedures, and the audit or review of its financial statements, as applicable, by its independent registered public accounting firm, will be completed.

The Company will file the 2016 Form 10-K and the financial statements for prior periods following completion of this audit and review by its independent registered public accounting firm.  Although the Company cannot at this time estimate when it will complete the restatement and file its restated financial statements and the 2016 Form 10-K, it is diligently pursuing completion of the restatement and intends to file the 2016 Form 10-K as soon as reasonably practicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jay Zager	(203)	859-9300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

The Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2015 or its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2016, June 30, 2016 and September 30, 2016.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the Company’s press release announcing the restatement on March 7, 2016, the Company estimated that at least $17.1 million of previously recognized revenue would be affected, comprised of previously recognized revenue of at least $3.4 million for 2013, $9.4 million for 2014 and $4.3 million for the first three quarters of 2015.  In the Company’s Notification of Late Filing of Form 12b-25 filed with the SEC on November 10, 2016 (the “November 2016 12b-25”), the Company disclosed that, subject to any items that might come to light during the ongoing audit of the Company’s revised financial statements for the restatement periods or the ongoing preparation of interim financial statements for periods in 2016, the Company had completed its review for all periods in question and estimated that the aggregate net revenue reduction for the restatement periods would be approximately $30.5 million and that operating income would be adjusted substantially in line with the revenue reductions.  Since the filing of the November 2016 12b-25, the Company has revised its estimates of the aggregate net revenue and net income reductions for the restatement periods as a result of determinations made in connection with its further review of its financial statements for the restatement periods and the preparation of financial statements for periods in 2016.  The Company now estimates that the aggregate net revenue reduction for the restatement periods will be approximately $30.2 million (as compared to a revenue reduction of approximately $30.5 million reported in the November 2016 12b-25) and that operating income will be adjusted substantially in line with the revenue reductions, resulting in an aggregate pre-tax net income reduction for the restatement periods of approximately $32.0 million (as compared to a pre-tax net income reduction of approximately $31.0 million reported in the November 2016 12b-25).

	The table below details the expected net reductions to revenue and pre-tax net income by period:

Key Metrics — Revenue

($ millions)	FY’13	FY’14	FY’15 as of Q3’15	Total
Revenue (As Originally Reported)	188.9	212.5	164.5	565.9
Reduction to Originally Reported Revenue	-9.7	-13.6	-6.9	-30.2
Revenue (As Adjusted)	179.2	198.9	157.6	535.7

Key Metrics — Pre-Tax Net Income

($ millions)	FY’13	FY’14	FY’15 as of Q3’15	Total
Income/(Loss) Before Income Tax Provision (As Originally Reported)	6.0	5.3	-4.9	6.3
Reduction to Originally Reported Pre-Tax Net Income	-9.8	-14.8	-7.4	-32.0
Loss Before Income Tax Provision (As Adjusted)	-3.8	-9.6	-12.3	-25.7

Of this net revenue reduction, approximately $15.8 million or 52% represents a permanent reduction in revenue and the balance of $14.4 million or 48% results from timing issues where the affected revenue is expected to be recognized in periods subsequent to the restatement periods.  The aggregate net revenue reduction of approximately $30.2 million is comprised of approximately $19.1 million of recurring technology and services revenue and approximately $11.1 million of strategic consulting and other revenue.

The Company’s cash balance as of December 31, 2016 was $9.6 million, after payment in the year ended December 31, 2016 of approximately $16.4 million in severance costs and one-time fees incurred in connection with its investigation and restatement efforts, and the Company’s outstanding indebtedness as of December 31, 2016 was approximately $11.8 million, primarily consisting of vendor financing of hardware and product platform software and remaining deferred purchase price obligations with respect to the Company’s acquisition of the Vodafone TEM business.  The Company’s cash balance as of March 15, 2017 was $15.2 million, and the Company’s outstanding indebtedness as of March 15, 2017 was approximately $9.8 million, primarily consisting of the same components as the Company’s outstanding indebtedness as of December 31, 2016.

Forward-looking statements

Except for statements of historical fact, the matters discussed in this Form 12b-25 are “forward-looking statements” within the meaning of the applicable securities laws and regulations. The words “estimates”, “expects” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements, including statements regarding the Company’s intent to restate its prior financial statements and the estimated adjustments of the restated financials involve risks and uncertainties that may cause actual results to differ materially from those stated here. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the risk that additional information may arise from the completion of an audit of the Company’s financial statements or from the preparation of interim financial statements for periods in 2016 or 2017 and financial statements for the year ended December 31, 2016, the risk that the process of preparing and auditing the restated financial statements or other subsequent events would require the Company to make additional adjustments and the time and effort required to complete the restatement of its financial statements, as well as other risks described more fully in the Company’s filings with the SEC. Forward-looking statements reflect management’s analysis as of the date hereof. The Company does not undertake to revise these statements to reflect subsequent developments.

Tangoe, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2017	By	/s/ Jay Zager
Name: Jay Zager
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).